Clean Earth Rovers is Live on WeFunder!

WEFUNDER

We are excited to announce we are opening our pre-seed investment opportunity to our entire network! Join us on the journey to cleaner waters!

Check Out Our Campaign


CLEAN EARTH
ROVERS

Close

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind

Exciting news! Clean Earth Rovers is officially launching our Pre-Seed raise on #WeFunder.

Since our inception, we've been blown away by the tremendous support we have received from family and friends, Xavier University, the 1819 Innovation Hub, and the amazing #startupcincy community. By making this early-stage financing available to our networks, we aim to bring our supporters on board and give them the opportunity to play a crucial role in transforming coastal water management and sustainability with us.

We hope you join us as we continue our journey toward creating healthier and safer waters for future generations. Your support, whether it's in the form of a contribution, resharing, or reposting, would be greatly appreciated and will help us in our efforts to successfully raise this round. Let's work together to make a positive impact on our coastal waters!

Thank you to all those supporting us 🌊💪

Cintrifuse, Alloy Development Co. , OCEAN Programs, Seaworthy Collective, Advanced Navigation, BRP, Cleveland Water Alliance #cincystartup #crowdfunding #impactinvesting #bluetech #cleantech #sustainability

Legal Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

https://lnkd.in/gEQ7XS45

Hello Chauncey!

I hope you are doing well. I would love to find a time to reconnect with you and hear how things are going in prep for EarthX 2023. Always proud of you guys and the work you're doing!

I wanted to also reach out because Clean Earth Rovers has launched testing the waters phase for its pre-seed round on WeFunder and we are seeking backers. I was interested in seeing if you would be able to provide any feedback on the campaign, share it with your network, and consider contributing to the round. Any support you're willing to provide is greatly appreciated: https://wefunder.com/clean.earth.rovers

Please let me know if you'd like to find time to jump on a quick call!

Thank you,

Michael Arens
A.M.D.G.
(636)-489-8667
calendly.com/michael-cer

Founder & CEO

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.